Exhibit (a)(5)(iii)

Contacts:

Brad W. Buss

EVP Finance & Administration and CFO

(408) 943-2754

Joseph L. McCarthy

VP Corporate Communications

(408) 943-2902

FOR IMMEDIATE RELEASE

Cypress Announces Successful Closing of Simtek Acquisition

SAN JOSE, Calif, September 17, 2008 – Cypress Semiconductor Corporation (NYSE: CY) today announced the successful closing of its acquisition of Simtek Corporation through the merger of its wholly-owned subsidiary Copper Acquisition Corporation with and into Simtek. Following the merger, Simtek became a wholly-owned subsidiary of Cypress. As a result of the merger, all remaining outstanding Simtek shares, other than shares held by stockholders who properly perfect appraisal rights under Delaware law, have been cancelled and converted into the right to receive $2.60 per share, net to the holder thereof in cash, without interest, less any required withholding taxes.

About Cypress

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the PSoC® Programmable System-on-Chip™, USB controllers, general-purpose programmable clocks and memories. Cypress also offers wired and wireless connectivity solutions ranging from its WirelessUSB™ radio system-on-chip, to West Bridge™ and EZ-USB® FX2LP controllers that enhance connectivity and performance in multimedia handsets. Cypress serves numerous markets including consumer, computation, data communications, automotive, industrial, and solar power. Cypress trades on the NYSE under the ticker symbol CY. Visit Cypress online at www.cypress.com.